UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-35224

Xunlei Limited

3709 Baishi Road

Nanshan District, Shenzhen, 518000

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Xunlei Extended Maturity Date of the Loan to Chizz (HK) Limited

Xunlei Limited (the “Company”) (Nasdaq: XNET) announces that on September 14, 2023, the board of directors of the Company approved an extension of maturity date for the US$20 million term loan to Chizz (HK) Limited, a company controlled by Itui International Inc., our largest shareholder. Mr. Jinbo Li, our Chairman and CEO, is a founder and an officer of Itui International Inc. The term loan was previously approved on September 9, 2021 with a maturity term of two years and an interest of 3% per annum. After the extension of maturity term, the term loan got another two years before it becomes due. During the extended two-year maturity term, the term loan is subject to an interest rate of 5.10% per annum. The Audit Committee of the Company had also approved the maturity date extension.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By:	/s/ Naijiang (Eric) Zhou
Name:	Naijiang (Eric) Zhou
Title:	Chief Financial Officer

Date: September 15, 2023